Exhibit 12.1

HCP, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

and RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Year ended December 31,
	Nine Months Ended September 30, 2013	2012	2011	2010	2009	2008

RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization	$326,225	$419,066	$419,336	$288,657	$298,898	$349,313
Rental Expense	5,974	6,794	6,186	5,939	6,039	6,008
Capitalized Interest	10,852	23,360	26,402	21,664	25,917	27,490

Fixed Charges	$343,051	$449,220	$451,924	$316,260	$330,854	$382,811

Earnings:
Pretax Income from Continuing Operations before Noncontrolling Interest and Income from Equity Investees	$621,593	$756,793	$501,838	$382,681	$96,131	$223,917
Add Back Fixed Charges	343,051	449,220	451,924	316,260	330,854	382,811
Add Distributed Income from Equity Investees	2,724	3,384	3,273	5,373	7,273	6,745
Less Capitalized Interest	(10,852)	(23,360)	(26,402)	(21,664)	(25,917)	(27,490)
Less Noncontrolling Interest from Subsidiaries without Fixed Charges	(6,226)	(10,954)	(16,466)	(15,517)	(13,049)	(17,996)

Total	$950,290	$1,175,083	$914,167	$667,133	395,292	$567,987

Ratio of Earnings to Fixed Charges	2.77	2.62	2.02	2.11	1.19	1.48